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                             February 13, 2024

       Quek Leng Chuang
       Chairman of the Board and Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed February 2,
2024
                                                            File No. 333-274586

       Dear Quek Leng Chuang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

       Amendment No. 4 to Form F-1

       Exhibits
       Exhibit 5.1, page 1

   1. We note your response to prior comment 1, and that the legality opinion has been revised to remove prior
assumptions 5 and 10. However, renumbered assumptions 5 through 7 of
                                                        Schedule 2 to the
legality opinion remain overly broad. As noted in our prior comment, counsel may assume in a
legality opinion that representations of officers and employees are correct as to
questions of fact, including with regard to these items. It need not rely solely on "public"
means to ascertain this information.

                                                        Counsel may not assume
any of the material facts underlying the opinion or any readily ascertainable facts.
See Staff Legal Bulletin No. 19 at Section II.B.3.a. Please obtain and file a revised opinion
without those assumptions. In the alternative, provide an
 Quek Leng Chuang
ESGL Holdings Limited
February 13, 2024
Page 2
      explanation as to why each of those assumptions would be appropriate and why counsel was unable to obtain representations of officers, directors, or employees regarding these questions of fact.
       Please contact Timothy Levenberg, Special Counsel, at 202-551-3707 or
Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameQuek Leng Chuang
                                                           Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                           Office of Energy &
Transportation
February 13, 2024 Page 2
cc:       David J. Levine, Esq.
FirstName LastName